U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

BALDWIN, III                        L.                     THOMAS
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   (Last)                            (First)              (Middle)

141 WEST JACKSON BOULEVARD, SUITE #2850
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                                    (Street)

CHICAGO                                 IL                   60606
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   (City)                            (State)                (Zip)

NHANCEMENT TECHNOLOGIES, INC. (NHAN)
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2.   Issuer Name and Ticker or Trading Symbol



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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


JANUARY, 2001
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4.   Statement for Month/Year


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



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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
COMMON STOCK, $.01 par value          1/11/01         J              1,500,000    D     (1)      1,087,675(1)(2) D
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                                                                                                 1,500,000(1)    I
                                                                                                 By: Baldwin Partners, L.P.
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                                                                                                   586,490       I
                                                                                                 By: Rosenthal Collins Group, L.L.C.
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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) On January 11, 2001, 1,500,000 shares were directed to be transferred from this reporting person to Baldwin Partners, L.P., a family limited partnership in which this reporting person has a pecuniary interest. All such shares were transferred at cost.

(2) In this reporting person's Form 4 for December, 2000, the total amount of securities owned beneficially at the end of the month was reported on Table I as 3,733,424. This amount included the derivative securities reported on Table II (since they are immediately convertible and exercisable). The amounts reported on this Table I do not include such derivative securities as they are reported on Table II. Other than the transfers to Baldwin Partners, L.P. reported on this Table I and on Table II, the aggregate amounts of securities did not change during January, 2001.


                            (Print or Type Responses)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Series B                                                                      Common
Preferred Stock     (1)      10/31/00     P      35,000         (2)           Stock     350,000(1) $100     35,000    D
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Common Stock                                                                  Common                                    (by Baldwin
Warrants (3)        $6       01/10/01     J     300,000         (2)  7/31/01  Stock     300,000    Services 300,000   I   Partners,
                                                                                                                           L.P.)
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====================================================================================================================================

Explanation of Responses:

(1) Conversion price is the lesser of (i) $13.50 per share or (ii) 90% of the average closing bid prices for the 10 trading days immediately preceding the date of conversion; provided, that such conversion price shall not be less than $10.00. Number of underlying shares shown based on closing bid price on 1/31/01.
(2)      Immediately convertible or exercisable at the election of the holder.
(3) On January 10, 2001, these warrants were directed to be transferred from this reporting person to Baldwin Partners, L.P., a family limited partnership in which this reporting person has a pecuniary interest. Such securities were transferred at cost.

/s/ L. Thomas Baldwin III                                       2/09/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.